EXHIBIT 11 (CONTINUED)

COMPUTATION OF EARNINGS PER SHARE
UNAUDITED

DILUTED EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	1999	1998	1999	1998

	(Restated)		(Restated)

Weighted average shares outstanding—basic	26,375,095	26,600,241	26,403,061	26,703,920

Plus incremental shares from assumed conversions	1,349,040	663,672	1,356,373	386,660

Number of shares for computation of diluted net income per share	27,724,135	27,263,913	27,759,434	27,090,580

Net income	$97,409	$2,867,133	$4,797,119	$7,292,192

Diluted net income per share	$—	$0.11	$0.17	$0.27